UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number : 001-8610 (SBC Communications Inc.)

                                              001-7155 (R.H. Donnelley Corporation)

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

       DonTech Profit Participation Plan, 200 East Randolph Drive, Chicago, Illinois 60601

B.   Name of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

     SBC Communications Inc., 175 E. Houston Street, San Antonio, TX 78205 and
    R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577

REQUIRED INFORMATION

The required financial statements are attached to this report.

DONTECH PROFIT PARTICIPATION PLAN

INDEX TO FORM 11-K

                                                                 Page(s)

Report of Independent Accountants                                  3

Statement of Net Assets Available for Benefits
at December 31, 2001 and 2000                                      4

Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 2001                      5

Notes to Financial Statements                                   6-10

Supplemental Schedule -                                           11
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Signature                                                         12

Exhibit 23 - Consent of Independent Accountants

Report of Independent Accountants

To the  Participants  of the  DonTech  Profit  Participation  Plan  and  the  Employee
Benefits Committee of the Board of Directors of DonTech II

In our opinion,  the accompanying  statements of net assets available for benefits and the  related  statement  of changes  in net  assets  available  for  benefits  present fairly,  in all  material  respects,  the net assets  available  for  benefits  of the
DonTech  Profit  Participation  Plan (the "Plan") at December  31, 2001 and 2000,  and
the changes in net assets  available  for  benefits  for the year ended  December  31,
2001 in  conformity  with  accounting  principles  generally  accepted  in the  United
States of America.  These financial  statements are the  responsibility  of the Plan's
management;   our   responsibility  is  to  express  an  opinion  on  these  financial statements  based on our  audits.  We  conducted  our  audits of these  statements  in accordance  with  auditing  standards  generally  accepted  in the  United  States  of
America,  which  require  that we plan and  perform  the  audit to  obtain  reasonable assurance  about whether the financial  statements are free of material  misstatement.
An audit  includes  examining,  on a test basis,  evidence  supporting the amounts and disclosures  in the financial  statements,  assessing the accounting  principles  used and  significant  estimates made by management,  and evaluating the overall  financial statement  presentation.  We believe that our audits  provide a  reasonable  basis for our opinion.

Our  audits  were  conducted  for the  purpose  of  forming  an  opinion  on the basic financial  statements taken as a whole.  The  supplemental  schedule of Assets Held at
End of  Year  is  presented  for  the  purpose  of  additional  analysis  and is not a required  part of the basic  financial  statements  but is  supplementary  information required  by the  Department  of  Labor's  Rules and  Regulations  for  Reporting  and
Disclosure   under  the  Employee   Retirement   Income  Security  Act  of  1974.  The
supplemental   schedule  is  the   responsibility  of  the  Plan's   management.   The
supplemental  schedule has been  subjected to the auditing  procedures  applied in the audits of the basic  financial  statements  and, in our opinion,  is fairly  stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
May 24, 2002

                          DONTECH PROFIT PARTICIPATION PLAN
                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                               AT DECEMBER 31, 2001 and 2000
                                  (Dollars in Thousands)

                                                    December 31,
                                                2001               2000
Assets:

  Investments, at fair value                  $ 42,432           $ 44,682
  Accrued interest                                  14                 12
  Cash                                              41                464
  Participant contributions receivable             118                 85
  Employer contributions receivable                 36                 29
                                            ----------        -----------
     Total assets                               42,641             45,272

Net assets available for
  benefits                                    $ 42,641            $45.272
                                              ========           ========

      The accompanying notes are an integral part of these financial statements.

                         DONTECH PROFIT PARTICIPATION PLAN
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31, 2001
                                (Dollars in Thousands)

Additions:
 Investment income:
  Net realized and unrealized (depreciation)
   in fair value of investments                $ (4,120)
  Interest                                           716
  Dividends                                          333

  Contributions:
   Participant                                     3,244
   Employer                                          907
                                                  ------

     Total Additions                               1,080

Deductions:
  Net distributions to participants              (3,711)
                                                 -------

    Total Deductions                             (3,711)
                                                 -------

(Decrease) in net assets                         (2,631)

Net assets available for benefits
   as of January 1                                45,272
                                                  ------

Net assets available for benefits
   as of December 31                             $42,641
                                                 =======

      The accompanying notes are an integral part of these financial statements.

                          DONTECH PROFIT PARTICIPATION PLAN
                            NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

Overview

DonTech  II (the  "Partnership")  is a  general  partnership  between  R.H.  Donnelley
Corporation  ("RHD")  and  Ameritech  Publishing  of  Illinois,  Inc.  ("API/IL"),  an
indirect,  wholly-owned  subsidiary of SBC  Communications  Inc. The Partnership  does business  under the name  DonTech and is  hereinafter  referred to as "DonTech" or the
"Company".

DonTech,  as the Plan  Administrator,  has adopted the  DonTech  Profit  Participation
Plan (the  "Plan") for the benefit of its  eligible  employees.  The Plan is a defined contribution  plan and is subject to the provisions of the Employee  Retirement Income
Security Act of 1974,  as amended  ("ERISA").  The Plan was  established  to provide a convenient way for eligible  employees to save on a regular and long-term  basis.  The following  summary  provides an overview of major Plan  provisions and is provided for
general   informational    purposes.    Employees   who   contribute   to   the   Plan
("Participants")  or former  employees who have assets in the Plan should refer to the
Plan  document  for  more  complete  information  and a full  description  of the Plan provisions and qualifications.

Eligibility

Full-time  employees of the Company are  immediately  eligible to  participate  in the
Plan on their  date of hire.  Part-time  employees  who  work at  least  one  thousand hours  during the  consecutive  twelve-month  period  following  employment  or in any calendar year  thereafter  are eligible to participate in the Plan on the first day of the following January.

Contributions

Contributions  are  made to the  Plan  by the  Company  on  behalf  of  each  eligible participant  based  upon  the  participant's  elected  compensation  deferral  through payroll  deductions.  Participants in the Plan authorize direct payroll  deductions of between 1% and 6%, in whole percent  increments,  of their included  compensation,  as
defined  by  the  Plan  document  ("Basic   Contributions").   Participants  may  make
additional  contributions  ("Investment  Contributions")  up to a  maximum  of  10% of included compensation.

Participants'  Basic  Contributions  and  Investment  Contributions  may be made  from before-tax  earnings,  which has the effect of reducing  current taxable  earnings for federal  income  tax  purposes,  and/or  after  tax  earnings.  In any  Plan  year,  a
Participant   may  contribute  up  to  a  maximum  of  16%  of  his  or  her  included compensation  (up to 6% in Basic  Contributions  and 10% in Investment  Contributions)
or the maximum  allowed by the Internal  Revenue Code, as amended  ("IRC"),  whichever
is  less.   For  the  Plan  years  2001  and  2000,   the  IRC  limit  on   before-tax
contributions was $10,500.

The Company makes contributions  ("Matching  Contributions") equal to a minimum of 50%
of  aggregate  Basic  Contributions.  Investment  Contributions  are not  eligible for
Matching  Contributions.  In accordance  with the  provisions of the Plan, the Company
may  contribute  an  additional  percentage  of  the  Participant's   aggregate  Basic
Contribution  if the Company's  profit for a Plan year is greater than budgeted profit for that Plan  year.  The  Company  made no such  additional  profit-sharing  matching contributions during the years ended December 31, 2001 and 2000.

To comply  with  certain  provisions  of the Tax Reform Act of 1986,  as amended  (the
"Act"),  the Plan limits  covered  compensation  for  purposes of  determining  Basic,
Investment  and Matching  Contributions  (collectively,  "Contributions")  to $170,000 for each of the Plan years ended December 31, 2001 and 2000.

All contributions are subject to limitations imposed by the IRC and ERISA.

                          DONTECH PROFIT PARTICIPATION PLAN
                      NOTES TO FINANCIAL STATEMENTS (continued)

Vesting

Basic,  Investment and Matching  Contributions  are fully vested when made.  Effective
June 1, 2000,  the Plan was amended to change the  vesting of  Matching  contributions to be fully  vested  when  made.  All  Participants  of the  Plan  who  were  actively employed on June 1, 2000 were fully vested in all Matching  contributions  existing in their Participant accounts on that date.

Investment Options

The Plan allows  Participants to allocate their  Contributions  to various  investment options  available  under the Plan.  These  elections  must be made in 1%  increments.
Participants  are able to reallocate  their entire account balances in multiples of 1%
among the Plan's investment options.

Payment of Benefits

Upon  termination  of service with the  Company,  Participants  become  eligible for a
lump  sum   distribution  of  the  vested  portion  of  their  account.   Retired  and
terminated  Participants  who have an  account  balance  in excess of $5,000 may elect various forms of deferred distribution.

Participant Loans

Participants  may borrow from their vested  account  balance a minimum of $500 up to a maximum of $50,000,  or 50% of the vested  account  balance,  whichever is less.  Loan terms  range from 1 to 5 years or up to 10 years if the  proceeds of the loan are used for the  purchase of the  participant's  primary  residence.  Loans are secured by the balance in the  Participant's  account and bear  interest at the Prime rate, as quoted in the Wall Street Journal as of the last day of the month  immediately  preceding the receipt  of the loan  application,  plus  2%.  Principal  and  interest  payments  are payable  ratably through direct payroll  deductions.  The total number of Participants with outstanding loans at December 31, 2001 and 2000 was 158 and 149, respectively.

Forfeitures

Amounts  forfeited by  non-vested  Participants  who  terminated  during the year were
$24,000  and $19,000 for the years  ended  December  31, 2001 and 2000,  respectively.
Forfeited  amounts reduce future Company  contributions.  The  forfeitures are related
to  Participants   who  terminated  prior  to  June  1,  2000,  but  did  not  take  a distribution until the 2001 Plan year.

Note 2.  Investments

Investment Funds

Participants  of the  Plan can  elect to have  Contributions  credited  to their  Plan accounts invested in one or more of the various investment fund options of the Plan.

                          DONTECH PROFIT PARTICIPATION PLAN
                      NOTES TO FINANCIAL STATEMENTS (continued)

Trust and Master Trust

Merrill  Lynch  is the  Trustee  of  the  Plan  assets,  recordkeeper  and  investment advisor.  As of December  31, 2001 and 2000 all cash and  investments  of the Plan are in the DonTech Profit Participation Plan Trust (the "Trust").

Note 3.  Summary of Significant Accounting Policies

Method of Accounting

The Plan's  financial  statements  are prepared on the accrual  basis of accounting in accordance  with  accounting  principles  generally  accepted in the United  States of
America  (GAAP).  Certain  prior year balances  have been  reclassified  to conform to current year presentation.

Investment Valuation and Income Recognition

The fair value of the Plan assets in the Trust is  determined  based on quoted  market prices for shares of mutual funds and  collective  trusts,  quoted  market  prices for shares of stock,  and contract value,  which  approximates  fair value, for investment contracts.  Participant  loans are stated at  amortized  costs.  The net  appreciation or  depreciation  in the fair value of the  investments,  as  applicable,  consists of realized and unrealized  appreciation and depreciation for the specified  period.  Net unrealized  appreciation  or  depreciation  is  determined  based  on  the  difference between  the  average  cost  of the  investments  and  the  market  value  as of  each
valuation  date  of  such  investment.   Average  cost  is  determined  based  on  the
weighted-average  cost of all investments  purchased less any  dispositions.  Dividend income  is  recorded  on the  ex-dividend  date.  Interest  earned on  investments  is recorded on the accrual  basis.  Purchases  and sales of  securities  are  recorded on the trade date.

Contributions

Participant  contributions  represent the amounts  withheld  each pay period.  Company contributions are based upon amounts required under the provisions of the Plan.

Benefit Payments

Benefits  are  recorded  when paid.  Liabilities  relating  to  Participants  who have elected  to  withdraw  from the Plan but have  not yet  been  paid  were  $13,000  and
$436,000  as of  December  31,  2001 and 2000,  respectively.  These  amounts  will be reflected on the Form 5500 to be filed by the Plan Administrator.

Expenses and Administrative Costs

All expenses and administrative costs are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

                          DONTECH PROFIT PARTICIPATION PLAN
                      NOTES TO FINANCIAL STATEMENTS (continued)

Risks and Uncertainties

The Plan  provides  for various  investment  options in a number of funds which invest in  stocks,  bonds,  fixed  income  securities,  mutual  funds,  and other  investment securities.  Certain  investment  securities  are  exposed to risks such as changes in interest  rates,  fluctuations  in market  conditions  and credit  risk.  The level of risk  associated  with  certain  investment  securities  and  uncertainty  related  to changes in value of these  securities  could  materially  affect  Participant  account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

While the  Company  has not  expressed  any  intent to do so, it may  discontinue  its contributions  or terminate the Plan at any time,  subject to the  provisions of ERISA and the IRC. These  provisions  state that in such an event,  all  Participants of the
Plan shall be fully vested in the current  market  value of amounts  credited to their accounts as of the date of termination.

Note 4.  Tax Status

The Internal  Revenue  Service  ("IRS") has  determined  and informed the Company by a letter  dated  June 9,  1999,  that  the  Plan  and  related  Trust  are  designed  in accordance  with  applicable  sections of the IRC.  Although the Plan has been amended since the date of the letter,  the Plan  Administrator and the  Administrator's  legal counsel  believe the  amendments  do not alter the tax status of the Plan and the Plan is currently  being  operated in  compliance  with  section  401(a) of the IRC and the related Trust is exempt from federal income tax under section 501(a) of the IRC.

On March 9, 2002, the Plan filed for a new tax  determination  letter with the IRS due to  changes  made to  certain  Plan  provisions  during  2001 and to  comply  with IRC regulations .

Note 5.  Investments

The  investments  reflected  in the  Statement  of Net Assets  Available  for Benefits
represents the total assets in the Trust as of December 31, 2001 and 2000.

The  following  presents  investments  that  represent 5 percent or more of the Plan's net assets at fair value (dollars in thousands):

                                              December 31,           December 31,
                                                  2001                  2000
                                                  ----                  ----
R.H. Donnelley Corporation Common Stock Fund   $  2,160               $  -
SBC Communications Inc. Common Stock Fund        10,089                11,876
DonTech Stable Value Fund                        10,626                 9,641
Merrill Lynch Equity Index Fund                  13,176                14,989

During  2001,  the  Plan's  investments  (including  gains and  losses on  investments bought,  sold, and held during the year) depreciated in value as follows:  (dollars in thousands)

Mutual Funds                                        $   (636)
Common Stock                                          (1,665)
Common Collective Trusts                              (1,819)
                                                      -------
Total                                               $ (4,120)
                                                      =======

                          DONTECH PROFIT PARTICIPATION PLAN
                      NOTES TO FINANCIAL STATEMENTS (continued)

At  December  31,  2001 and  2000,  the  Plan  has  entered  into  benefit  responsive investment  contracts with various insurance  companies  ("Insurers").  The fair value of these  contracts is recorded in the DonTech  Stable Value Fund at December 31, 2001
and 2000.  The  Insurers  maintain the  contributions  in a pooled  account,  which is
credited  with  earnings  on  the  underlying   assets  and  charged  for  Participant
withdrawals  and   administrative   expenses.   The  contracts  are  included  in  the
financial  statements at contract  value which  approximates  fair value and there are no reserves  against  contract value for credit risk of the contract  insurer or other risks at December  31,  2001 and 2000.  The average  interest  rate was  approximately
6.07% and 6.49% for the years ended December 31, 2001 and 2000, respectively.

Note 6.  Related Party Transactions

Shares  of the  Merrill  Lynch  Equity  Index  Fund are  managed  by the  Trustee  and therefore,  these transactions  qualify as party-in-interest  transactions.  Fees paid by the  Company  for the  investment  management  services  were  nominal for the year ended December 31, 2001.

                          DONTECH PROFIT PARTICIPATION PLAN
                             EIN 36-4190375, PLAN NO. 002

             SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                  December 31, 2001

                                          Description of       Price      Current
Issuer/borrower/lessor                      Investment          /NAV       Value
------------------------------------   ---------------------             ----------
                                                                       ( in Thousands)

* R.H. Donnelley Corp New                  Common Stock        29.05   $     2,160
* SBC Communications Inc                   Common Stock        39.17        10,089
* ML Equity Index Trust 1               Common/Collective      80.60        12,856
                                              Trusts
* ML Equity Index Trust 1 GM            Common/Collective      80.60           320
                                              Trusts
DonTech Stable Value Fund              Pooled Separate A/C     1.000        10,511
                                              (GICS)
DonTech Stable Value Fund              Pooled Separate A/C     1.000           115
                                              (GICS)
GAM International FD CL A                  Mutual Funds        15.11           326
  GAM International FD CL A GM             Mutual Funds        15.11           140
Van Kampen American Value FD               Mutual Funds        18.83         1,148
Van Kampen American Value A GM             Mutual Funds        18.83           263
Van Kampen Emerg GR FD CL A                Mutual Funds        42.32           819
PIMCO Total Return Fund CL A               Mutual Funds        10.46           386
PIMCO Total Return Fund CL A GM            Mutual Funds        10.46           486
Fidelity Adv Small Cap Fd CL T             Mutual Funds        18.00           269
Fidelity Advisor Growth                    Mutual Funds        28.76           157
Oppen Quest Bal Val CL A                   Mutual Funds        16.01           307
Alliance Prem GR FD CL A                   Mutual Funds        20.32           504
ING Pilgrim INTL Value CL A                Mutual Funds        12.86           359
   * Loan Fund                          Participant Loans      1.000         1,217

                                                                         ----------
Total                                                                  $    42,432
                                                                         ==========

* Party-in Interest

                           DONTECH PROFIT PARTICIPATION PLAN

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DonTech II
general partnership (the administrator of the DonTech Profit Participation Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    DonTech Profit Participation Plan

                                    BY:   /s/ Robert A. Gross
                                          Robert A. Gross
                                          Vice President - Finance &
                                          Chief Financial Officer

Date: June 17, 2002

EXHIBIT INDEX

     Exhibit identified below, is filed herein as exhibit hereto.

   Exhibit
   Number

     23     Consent of Independent Accountants